Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the three and six months ended June 30, 2014 and 2013 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$750,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries that include subsidiaries that own the Constancia project; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the  System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

	For the three months ending June 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	162,861	129,065	—	—	(23,532)	1,594	139,329	130,659
Profit (loss) continuing operations - attributable to owners	7,138	(35,136)	(6,320)	18,612	(15,094)	(55,290)	14,528	19,222	252	(52,592)
Profit (loss) - attributable to owners	7,138	(35,136)	(6,320)	18,612	(15,094)	(55,290)	14,528	19,222	252	(52,592)

	For the six months ending June 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total revenue	—	—	269,640	273,340	—	—	(23,532)	(22,800)	246,108	250,540
Profit (loss) continuing operations - attributable to owners	(5,882)	(50,857)	(8,119)	36,590	(29,439)	(64,961)	16,563	28,641	(26,877)	(50,587)
Profit (loss) - attributable to owners	(5,882)	(50,857)	(8,119)	36,590	(29,439)	(64,961)	16,563	28,641	(26,877)	(50,587)

	As at June 30, 2014 and December 31, 2013:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Current assets	147,392	92,219	391,056	453,170	295,458	379,025	(139)	744	833,767	925,158
Non-current assets	2,480,725	2,347,384	1,370,700	1,259,673	3,654,037	3,113,176	(3,958,938)	(3,801,405)	3,546,524	2,918,828
Current liabilities	34,173	32,333	202,389	192,975	230,762	115,973	4,124	753	471,448	342,034
Non-current liabilities	782,324	784,179	1,402,434	1,322,925	910,653	540,819	(980,110)	(773,678)	2,115,301	1,874,245

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.